Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Nine Months Ended September 30,
	2016	2015
Earnings:
Income before income taxes	$132,417	$522
Add: Fixed charges	134,944	105,780
Less: Undistributed earnings (losses) from equity method investees	3,549	(3,594)
Total earnings	$263,812	$109,896
Fixed charges:
Interest expense	$38,553	$36,320
Estimate of interest expense within rental expense	96,391	69,460
Total fixed charges	$134,944	$105,780
Ratio of earnings to fixed charges	2.0	1.0